UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, April 15, 2009

Mr. President

Nacional Securities Commission

D. Eduardo Hecker

S	/	D

Re: Empresa Distribuidora y Comercializadora
Norte Sociedad Anónima (EDENOR S.A.)
(Distribution and Marketing Company of the North
S.A.) (the “Company”). Extract from Directors’
Meeting—Issuance of Notes.

It is my pleasure to address you, in compliance with the applicable regulations, to provide you with an extract of the Minutes of the Directors’ Meeting No. 303, signed on April 13, 2009, at Azopardo 1025, 16th Floor, Buenos Aires, with regards to the issuance of Notes, as addressed in the First Point on the agenda: 1) Consideration of the issuance of Notes for a total of up to Ps. 150,00,000 principal amount within the framework of the Global Medium-Term Corporate Notes Issuance Program for a nominal value of up to U.S. $600,000,000 (the “Program”). Ratification of the regulatory filings. Delegation of authority. Please feel free to contact me with any questions or other matters you wish to discuss.

María Belén Gabutti

Edenor S.A.

   Attorney-in-fact

EXTRACT FROM THE RELEVANT PART OF ACT NO. 303

Act No. 303- In the Autonomous City of Buenos Aires, on the 13th day of the month of April 2009, at 3:30pm, the Directors of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR) (the “Company” or “Edenor”), sign this document. The appointed members of the Supervisory Committee also sign this document. The meeting is presided over by the president, Alejandro Macfarlane, who, upon verifying the existence of a sufficient quorum, begins the meeting and presents the First Point on the Agenda to the Board: Consideration of the issuance of Notes for a total of up to Ps. 150,000,000 principal amount in the framework of the Global Medium-Term Corporate Notes Issuance Program for a nominal value of up to U.S. $600,000,000 (the “Program”). Ratification of regulatory filings. Delegation of authority. Mr. President states that the shareholders of the Company decided at the April 15, 2008 Ordinary and Extraordinary Shareholders’ meeting to delegate to the Board sufficient authority to establish, within the maximum total fixed by the Shareholders’ Meeting, the remaining conditions of issuance of each class and/or series of notes to be issued within the framework of the Program, including, but not limited to: total principal amount, currency, timing, maturity, price, interest rate, form and conditions of payment, characteristics and terms and conditions of the issuance, etc. The Shareholders also provided the Board with authority to request or determine not to request the authorization of the public offering of the notes from the National Securities Commission (the “CNV”), and/or similar international organizations, and to request or determine not to request the authorization for listing or negotiation of the notes in stock exchanges and/or markets in the country and/or internationally. In each of these cases the Board has been granted authority to make an independent decision and, in doing so, to utilize any of the procedures set forth in the applicable regulations to approve and sign the respective contracts, to approve the prospectus and other documents with regard to the issuance, to designate the persons authorized to present each of the authorizations and approvals to the relevant organizations and to further delegate some of this authority to individuals selected by the Board. The Company has been analyzing the issuance of a new series of notes within the Program in order to finance the Investment Plan of the Company.

Mr. Director Rogelio Pagano states that, in light of current market conditions and the financial needs of Edenor, it is advisable that the Company approve the issuance within the framework of the Program and pursuant to Law No. 23,576, as amended, at a floating rate and a principal amount of up to Ps.150,000,000 (the “Notes”). Mr. Pagano continues, stating that once the issuance of the Notes is approved, the general terms and conditions of the Notes (the “General Terms and Conditions of the Notes”) will be the following:

Issuer:	Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR)
Denomination:	Floating Rate Class 8 Notes due 2013

2

Class:

The Notes will be direct, unconditional, unsubordinated and unsecured obligations of Edenor and will rank equally amongst themselves, and with all other unsubordinated obligations of the Company, presently or in the future, except obligations that are deemed senior in virtue of legal and/or contractual agreements.

Form:	Certified
Issuance Currency and Denomination:	The Notes will be issued and denominated in Pesos.
Subscription, Integration and Payment Currency:	Pesos
Minimum Amount of Subscription:	Ps. 1,000 and multiples of $1 if greater than such amount.
Minimum Denomination (minimum unit of negotiation):	Ps. 1
Subscription Price:	100% of the principal amount of the Notes.
Total Principal Amount of the Notes:	Up to Ps. 150,000,000.

The exact principal amount will be determined prior to the Issuance Date and will be disclosed in an additional notice published in the daily bulletin of the Buenos Aires Stock Exchange (the “BCBA”). Such decision will be made based on the result of the sale of the Notes detailed in the “Distribution Plan” of the Pricing Supplement (as defined below).
Issuance Date:

To be disclosed in an additional notice to the Pricing Supplement which will be published in the daily bulletin of the BCBA and on the CNV website: www.cnv.gov.ar.

Such date will occur within three (3) business days after the finalization of the Subscription Period (as defined in the Pricing Supplement) (after any extension or suspension of the Subscription Period, if applicable).

Maturity:	Four (4) years from the Issuance Date.

3

Amortization:

13 equal and consecutive payments, each of the first 12 payments amounting to 7.69%, and the final payment at an amount equal to 7.72%, and in total equal to 100% of the total principal amount of the Notes, to be paid each quarter on the day of month corresponding to the Issuance Date, beginning on the first anniversary of the Issuance Date. The final payment of principal on the Notes will be on the Maturity Date.

Interest:

Interest on the outstanding principal amount will accrue at a floating rate equivalent to the Reference Rate (defined below) plus the Margin (as defined in the Pricing Supplement) (the “Interest Rate”). The Interest Rate corresponding to each Interest Accrual Period will be calculated by the Company and disclosed in a payment notice corresponding to the accrued interests during such period to be published in the daily bulletin of the BCBA.

For the calculation of interest, a year will be deemed to consist of 365 days (actual number of days/365), and the interest resulting from such calculation will be rounded to two decimals. The rounding criteria is the following: from decimal 1 to decimal 4, round down; from decimal 5 to decimal 9, round up.

Reference Rate:

The greater of (i) the average of the Private BADLAR Rate (or, if the Central Bank of the Republic of Argentina (the “Central Bank”) suspends the publication of such rate, the Substitute Rate) published during the period that begins the seventh Business Day prior to the beginning of each Interest Accrual Period (as defined below) and ends the seventh Business Day prior to the corresponding Interest Payment Date (as defined below), and (ii) 8% per annum.

“Private BADLAR Rate” means the interest rate for a 30 to 35 day fixed-term deposit of more than Ps. 1,000,000 (one million pesos) in private banks published by the Central Bank’s website.

“Substitute Rate” means (i) the substitute rate of the Private BADLAR Rate established by the Central Bank; or (ii) if such substitute rate does not exist, the average (calculated by the Company) of the rates for deposits of identical periods (30 to 35 days) and similar amounts for the first five private banks in accordance with the most recent Deposit Notice available published by the Central Bank.

Margin:	To be added to the Reference Rate, expressed as a nominal annual percent, and which will be determined and disclosed in accordance with the section “Distribution Plan” of the Pricing Supplement.

4

Interest Accrual Period:

Initially means the period between the Issuance Date and the first Interest Payment Date (as defined below), including the first day and excluding the last day. “Interest Accrual Period” subsequently means the period between the Interest Payment Date and the following Interest Payment Date, including the first day and excluding the last day. The last Interest Accrual Period is between the Interest Payment Date immediately prior to the Maturity Date and such Maturity Date, including the first day and excluding the last; however, if the Maturity Date does not fall on a Business Day, such Interest Accrual Period will be extended to the next calendar day immediately before the Business Day immediately after the Maturity Date.

Interest Payment Dates:

The interest will be paid in arrears. Subject to the section “Payments” below, the payments will be made every quarter on the same day of month as the Issuance Date, beginning three months from the Issuance Date (each a “Interest Payment Date”). The last Interest Payment Date will be the same as the Maturity Date.

Default Interest:

All amounts owed by the Issuer under the Notes that are not paid by the corresponding date and form, whatever the cause or reason, will accrue interest on the unpaid amount from the date such amount should have been paid in full, at the Reference Rate plus the Margin, plus 2% per annum.

Default interest will not accrue when the delay is not imputable to the Company, as when the Company has made the funds in question available to the applicable Registration and Payment Agent in advance as indicated by such payment agent with the purpose of making the funds available to the note holders by the corresponding payment date or such delay was caused by force majeure.

Payments:

The payment of capital, interest, additional amounts and/or other indebted amounts corresponding to the Notes will be made by the Registration and Payment Agent in accordance with registry of note holders maintained by the Registration and Payment Agent as of the close of business on the Business Day prior to each payment date.

If the payment date for any amount due under the Notes does not fall on a Business Day, said payment will be made on the following Business Day. Any payment made under the Notes on the following Business Day will have the same validity as if it were paid on the date it expired, and, except as described in the following paragraph, no interest will accrue during the period from such date and the following Business Day.

In case that the last Interest Payment Date does not fall on a Business Day, the interest for such period will accrue until (but excluding) the following Business Day.

5

Terms and Conditions of the Bonds- Optional Early Redemption for Tax Reasons:

The Company has the option of redeeming the Notes in full, but not in part, due to any event specified with relation to the tax laws of Argentina, as established in the Pricing Supplement. Such redemption must be executed in accordance to the conditions established in “Terms and Conditions of the Bonds—Optional Early Redemption for Tax Reasons” of the Pricing Supplement.

Terms and Conditions of the Bonds- Optional Early Redemption for Variations in the Reference Rate:

In case the Reference Rate were, in any moment, equal to or more than 32% per annum, Edenor has the option of redeeming the Notes, in full but not in part, without premium or penalty, at the redemption price indicated in the Pricing Supplement. Such redemption must be executed in accordance with the conditions established in “Terms and Conditions of the Bonds—Optional Early Redemption for Variations in the Reference Rate” of the Pricing Supplement.

Covenants:

The Company is subject to a number of restrictive covenants under the terms of the Notes, including the following:

•     limitations on our ability to sell or pledge assets;

•     limitations on our ability to incur new indebtedness; and

•     limitations on our ability to enter into transactions with shareholders and affiliates other than on an arm’s length basis.

In addition, the terms and conditions of the Notes include certain other market-standard restrictive covenants.

Suspension of Covenants:

Certain covenants established under the Notes will be suspended or adjusted according to the conditions described in “Terms and conditions of the Notes—Certain Covenants—Limits on the Validity of Certain Covenants” of the Pricing Supplement.

If, subsequently, such conditions are no longer in effect, the suspended restrictive covenants will take effect again. However, if and when any suspended covenants take effect again, they will not apply to any acts of Edenor executed while such restrictive covenants were suspended.

Events of Default:

The terms and conditions of the Notes also contain certain events of default that, if they occur and continue (subject to the applicable grace period), will allow holders of no less than 25% of the Notes to demand an early maturity date and declare payable the total principal amount of the Notes in circulation at that time.

6

Managers and Underwriters:	Banco Comafi S.A. and Macro Securities S.A., and/or any of their respective affiliates, as determined in the Pricing Supplement.
Sub-Agent:	Edenor can appoint a sub-agent for the placement of the Notes in the Pricing Supplement.
Register Agent and Paying Agent:	Caja de Valores S.A.
Listing and Negotiation:

Authorization for listing and/or negotiation of the Notes can be done at any regulated stock exchange or market in the country (including, without limitation, the BCBA and the Open Electronic Market (the “MAE”)).

Applicable Law:	Argentina
Jurisdiction:

The General Arbitration Tribunal of the BCBA or any future tribunal created in the BCBA in accordance with Article 38 of the Decree No. 677/01. Notwithstanding, the investors have the right to file complaints with any relevant judicial court. In addition, in the cases in which the applicable laws establish the accumulation of shares set up with identical purpose before a single court, the accumulation will take place before the arbitration court of the BCBA.

Enforcement Proceedings:

The Notes will be issued in accordance with the Law of Bonds and will constitute “bonds” in accordance with the provisions set forth therein and will enjoy all the rights established therein. In particular, in accordance with Article 29 of such Law, in the case of the Company’s breach of the payment of any amount owed under the Notes, the holders of the Notes can initiate enforcement proceedings before the relevant courts of Argentina to claim the payment of the amounts owed by the Company. The note holders can initiate enforcement proceedings before the relevant judicial court of Argentina to claim the payment of the amounts owed by the Company.

Since the Notes are certified, the Registration and Payment Agent can issue a certificate of ownership in favor of the registered holders as requested, and the holders can initiate use such certificates to initiate the aforementioned enforcement proceedings.

Underwriting Method:	As described under “Distribution Plan” in the Pricing Supplement.

7

The President expresses that, in anticipation of a possible issuance of the Notes, the Company has submitted a draft of the updates to the Prospectus of the Program to the CNV, including accounting and financial information and other relevant information of the Company up to December 31, 2008 ( the “New Prospectus of the Program”), as the first version of the pricing supplement corresponding to the Notes (the “Pricing Supplement”) (which have been circulated among the Directors prior to this meeting), having presented, subsequently, before the BCBA and the MAE (i) the update of the Program Prospectus in anticipation of future issuances of notes of the Program and for which the Company requested the authorization for listing and/or negotiation with such entities, and (ii) the Pricing Supplement, to request the authorization of said entities for the listing and/or negotiation of the Notes in such markets. Mr. President proposes: (a) the approval of the issuance of the Notes at a nominal value of up to Ps.150,000,000; (b) the approval of the General Terms and Conditions of the Notes; (c) to ratify the filing of the New Program Prospectus and the Pricing Supplement with the CNV, the BCBA and the MEA; (d) the approval of the designation of Banco Comafi S.A. and Macro Securities S.A. (and/or any of their respective affiliates) as “managers” and “underwriting agents” in regard to the Notes, as agreed in all the contracts, agreements and any other documentation necessary and/or advisable to execute in the framework of the present issuance (including, without limitation, the corresponding mandate and the underwriting contract in regard to the Notes); (e) to delegate in favor of Alejandro Macfarlane, Marcos Marcelo Mindlin, Damián Miguel Mindlin, Gustavo Mariani, Luis Pablo Rogelio Pagano and Ricardo Torres (the “Executives”) the most extensive authority so that any of them can, (i) establish the date and timing of issuance (including, but not limited to, the issuance date, redemption and maturity date, term of the Notes, etc.) and effect any modification in the General Terms and Conditions of the Notes, the Pricing Supplement (including, but not limited to, the term and/or distribution plan), (ii) negotiate, approve and sign the contracts and any other documentation previously described in point (d), including but not limited to, any modification requested by any controlling organization; (f) authorize the executives and Jaime Barba, Diego Martín Salaverri, Tomás Arnaude, Pablo Salcedo, Rafael Espinosa and María Belén Gabutti (each, an “Attorney-in-fact”), so that each of them, individually, may sign in name and representation of the Company all the necessary documents in order to achieve the issuance of the Notes, including, but not limited to, the New Program Prospectus, the Pricing Supplement, the contacts aforementioned and/or any other document that needs to be endorsed for the issuance of said notes; (g) authorize the Attorneys-in-fact, acting individually, to complete the necessary and/or recommended presentations before the CNV and/or the stock exchange or self-regulated entities in which we request the listing and/or negotiation of the Notes, Caja de Valores S.A. and/or other organizations that might apply, in relation with the Notes, endorsing any document necessary and making all the necessary declarations and/or clarifications to obtain the required authorization for said organizations, and authorized to negotiate and or endorse all the contracts and documents necessary for the issuance, listing and/or custody of the Notes; (h) authorize the Attorneys-in-fact, acting individually, to complete the filings with the CNV and/or the stock exchanges or self-regulated entities in which we request the listing or negotiation of the Notes, Caja de Valores S.A. and/or other organizations that might apply, in light of the proceedings, each person individually having authority to respond on behalf of the Company in official proceedings, to advance the procedures and to complete any other procedures needed to obtain the approval of such organizations, endorsing any applicable documentation. The proposal of the President is approved unanimously. Mr. Alejandro Macfarlane; Gustavo Mariani; Rogelio Pagano; Maximiliano Fernández; Eduardo Llanos; Edgardo Volosín; Ricardo Torres; Diego Martín Salaverri; Luis Caputo; Eduardo O. Quiles; Daniel Abelovich; Jorge Roberto Pardo.

María Belén Gabutti

Edenor S.A.

Attorney-in-fact

8

Buenos Aires, April 15, 2009

Bolsa de Comercio de Buenos Aires

Dr. Adelmo J. Gabbi

S	/	D

Re: Empresa Distribuidora y Comercializadora
Norte Sociedad Anónima (EDENOR S.A.)
(Distribution and Marketing Company of the North
S.A.) (the “Company”). Extract from Directors’
Meeting—Issuance of Notes.

It is my pleasure to address you, in compliance with the applicable regulations, to provide you with an extract of the Minutes of the Directors’ Meeting No. 303, signed on April 13, 2009, at Azopardo 1025, 16th Floor, Buenos Aires, with regards to the issuance of Notes, as addressed in the First Point on the agenda: 1) Consideration of the issuance of Notes for a total of up to Ps. 150,00,000 principal amount within the framework of the Global Medium-Term Corporate Notes Issuance Program for a nominal value of up to U.S. $600,000,000 (the “Program”). Ratification of the regulatory filings. Delegation of authority. Please feel free to contact me with any questions or other matters you wish to discuss.

María Belén Gabutti

Edenor S.A.

   Attorney-in-fact

9

EXTRACT FROM THE RELEVANT PART OF ACT NO. 303

Act No. 303- In the Autonomous City of Buenos Aires, on the 13th day of the month of April 2009, at 3:30pm, the Directors of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR) (the “Company” or “Edenor”), sign this document. The appointed members of the Supervisory Committee also sign this document. The meeting is presided over by the president, Alejandro Macfarlane, who, upon verifying the existence of a sufficient quorum, begins the meeting and presents the First Point on the Agenda to the Board: Consideration of the issuance of Notes for a total of up to Ps. 150,000,000 principal amount in the framework of the Global Medium-Term Corporate Notes Issuance Program for a nominal value of up to U.S. $600,000,000 (the “Program”). Ratification of regulatory filings. Delegation of authority. Mr. President states that the shareholders of the Company decided at the April 15, 2008 Ordinary and Extraordinary Shareholders’ meeting to delegate to the Board sufficient authority to establish, within the maximum total fixed by the Shareholders’ Meeting, the remaining conditions of issuance of each class and/or series of notes to be issued within the framework of the Program, including, but not limited to: total principal amount, currency, timing, maturity, price, interest rate, form and conditions of payment, characteristics and terms and conditions of the issuance, etc. The Shareholders also provided the Board with authority to request or determine not to request the authorization of the public offering of the notes from the National Securities Commission (the “CNV”), and/or similar international organizations, and to request or determine not to request the authorization for listing or negotiation of the notes in stock exchanges and/or markets in the country and/or internationally. In each of these cases the Board has been granted authority to make an independent decision and, in doing so, to utilize any of the procedures set forth in the applicable regulations to approve and sign the respective contracts, to approve the prospectus and other documents with regard to the issuance, to designate the persons authorized to present each of the authorizations and approvals to the relevant organizations and to further delegate some of this authority to individuals selected by the Board. The Company has been analyzing the issuance of a new series of notes within the Program in order to finance the Investment Plan of the Company.

Mr. Director Rogelio Pagano states that, in light of current market conditions and the financial needs of Edenor, it is advisable that the Company approve the issuance within the framework of the Program and pursuant to Law No. 23,576, as amended, at a floating rate and a principal amount of up to Ps.150,000,000 (the “Notes”). Mr. Pagano continues, stating that once the issuance of the Notes is approved, the general terms and conditions of the Notes (the “General Terms and Conditions of the Notes”) will be the following:

Issuer:	Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR)
Denomination:	Floating Rate Class 8 Notes due 2013

10

Class:

The Notes will be direct, unconditional, unsubordinated and unsecured obligations of Edenor and will rank equally amongst themselves, and with all other unsubordinated obligations of the Company, presently or in the future, except obligations that are deemed senior in virtue of legal and/or contractual agreements.

Form:	Certified
Issuance Currency and Denomination:	The Notes will be issued and denominated in Pesos.
Subscription, Integration and Payment Currency:	Pesos
Minimum Amount of Subscription:	Ps. 1,000 and multiples of $1 if greater than such amount.
Minimum Denomination (minimum unit of negotiation):	Ps. 1
Subscription Price:	100% of the principal amount of the Notes.
Total Principal Amount of the Notes:

Up to Ps. 150,000,000.

The exact principal amount will be determined prior to the Issuance Date and will be disclosed in an additional notice published in the daily bulletin of the Buenos Aires Stock Exchange (the “BCBA”). Such decision will be made based on the result of the sale of the Notes detailed in the “Distribution Plan” of the Pricing Supplement (as defined below).

Issuance Date:

To be disclosed in an additional notice to the Pricing Supplement which will be published in the daily bulletin of the BCBA and on the CNV website: www.cnv.gov.ar.

Such date will occur within three (3) business days after the finalization of the Subscription Period (as defined in the Pricing Supplement) (after any extension or suspension of the Subscription Period, if applicable).

Maturity:	Four (4) years from the Issuance Date.

11

Amortization:

13 equal and consecutive payments, each of the first 12 payments amounting to 7.69%, and the final payment at an amount equal to 7.72%, and in total equal to 100% of the total principal amount of the Notes, to be paid each quarter on the day of month corresponding to the Issuance Date, beginning on the first anniversary of the Issuance Date. The final payment of principal on the Notes will be on the Maturity Date.

Interest:

Interest on the outstanding principal amount will accrue at a floating rate equivalent to the Reference Rate (defined below) plus the Margin (as defined in the Pricing Supplement) (the “Interest Rate”). The Interest Rate corresponding to each Interest Accrual Period will be calculated by the Company and disclosed in a payment notice corresponding to the accrued interests during such period to be published in the daily bulletin of the BCBA.

For the calculation of interest, a year will be deemed to consist of 365 days (actual number of days/365), and the interest resulting from such calculation will be rounded to two decimals. The rounding criteria is the following: from decimal 1 to decimal 4, round down; from decimal 5 to decimal 9, round up.

Reference Rate:

The greater of (i) the average of the Private BADLAR Rate (or, if the Central Bank of the Republic of Argentina (the “Central Bank”) suspends the publication of such rate, the Substitute Rate) published during the period that begins the seventh Business Day prior to the beginning of each Interest Accrual Period (as defined below) and ends the seventh Business Day prior to the corresponding Interest Payment Date (as defined below), and (ii) 8% per annum.

“Private BADLAR Rate” means the interest rate for a 30 to 35 day fixed-term deposit of more than Ps. 1,000,000 (one million pesos) in private banks published by the Central Bank’s website.

“Substitute Rate” means (i) the substitute rate of the Private BADLAR Rate established by the Central Bank; or (ii) if such substitute rate does not exist, the average (calculated by the Company) of the rates for deposits of identical periods (30 to 35 days) and similar amounts for the first five private banks in accordance with the most recent Deposit Notice available published by the Central Bank.

Margin:	To be added to the Reference Rate, expressed as a nominal annual percent, and which will be determined and disclosed in accordance with the section “Distribution Plan” of the Pricing Supplement.

12

Interest Accrual Period:

Initially means the period between the Issuance Date and the first Interest Payment Date (as defined below), including the first day and excluding the last day. “Interest Accrual Period” subsequently means the period between the Interest Payment Date and the following Interest Payment Date, including the first day and excluding the last day. The last Interest Accrual Period is between the Interest Payment Date immediately prior to the Maturity Date and such Maturity Date, including the first day and excluding the last; however, if the Maturity Date does not fall on a Business Day, such Interest Accrual Period will be extended to the next calendar day immediately before the Business Day immediately after the Maturity Date.

Interest Payment Dates:

The interest will be paid in arrears. Subject to the section “Payments” below, the payments will be made every quarter on the same day of month as the Issuance Date, beginning three months from the Issuance Date (each a “Interest Payment Date”). The last Interest Payment Date will be the same as the Maturity Date.

Default Interest:

All amounts owed by the Issuer under the Notes that are not paid by the corresponding date and form, whatever the cause or reason, will accrue interest on the unpaid amount from the date such amount should have been paid in full, at the Reference Rate plus the Margin, plus 2% per annum.

Default interest will not accrue when the delay is not imputable to the Company, as when the Company has made the funds in question available to the applicable Registration and Payment Agent in advance as indicated by such payment agent with the purpose of making the funds available to the note holders by the corresponding payment date or such delay was caused by force majeure.

Payments:

The payment of capital, interest, additional amounts and/or other indebted amounts corresponding to the Notes will be made by the Registration and Payment Agent in accordance with registry of note holders maintained by the Registration and Payment Agent as of the close of business on the Business Day prior to each payment date.

If the payment date for any amount due under the Notes does not fall on a Business Day, said payment will be made on the following Business Day. Any payment made under the Notes on the following Business Day will have the same validity as if it were paid on the date it expired, and, except as described in the following paragraph, no interest will accrue during the period from such date and the following Business Day.

In case that the last Interest Payment Date does not fall on a Business Day, the interest for such period will accrue until (but excluding) the following Business Day.

13

Terms and Conditions of the Bonds- Optional Early Redemption for Tax Reasons:

The Company has the option of redeeming the Notes in full, but not in part, due to any event specified with relation to the tax laws of Argentina, as established in the Pricing Supplement. Such redemption must be executed in accordance to the conditions established in “Terms and Conditions of the Bonds—Optional Early Redemption for Tax Reasons” of the Pricing Supplement.

Terms and Conditions of the Bonds- Optional Early Redemption for Variations in the Reference Rate:

In case the Reference Rate were, in any moment, equal to or more than 32% per annum, Edenor has the option of redeeming the Notes, in full but not in part, without premium or penalty, at the redemption price indicated in the Pricing Supplement. Such redemption must be executed in accordance with the conditions established in “Terms and Conditions of the Bonds—Optional Early Redemption for Variations in the Reference Rate” of the Pricing Supplement.

Covenants:

The Company is subject to a number of restrictive covenants under the terms of the Notes, including the following:

•     limitations on our ability to sell or pledge assets;

•     limitations on our ability to incur new indebtedness; and

•     limitations on our ability to enter into transactions with shareholders and affiliates other than on an arm’s length basis.

In addition, the terms and conditions of the Notes include certain other market-standard restrictive covenants.

Suspension of Covenants:

Certain covenants established under the Notes will be suspended or adjusted according to the conditions described in “Terms and conditions of the Notes—Certain Covenants—Limits on the Validity of Certain Covenants” of the Pricing Supplement.

If, subsequently, such conditions are no longer in effect, the suspended restrictive covenants will take effect again. However, if and when any suspended covenants take effect again, they will not apply to any acts of Edenor executed while such restrictive covenants were suspended.

Events of Default:

The terms and conditions of the Notes also contain certain events of default that, if they occur and continue (subject to the applicable grace period), will allow holders of no less than 25% of the Notes to demand an early maturity date and declare payable the total principal amount of the Notes in circulation at that time.

14

Managers and Underwriters:	Banco Comafi S.A. and Macro Securities S.A., and/or any of their respective affiliates, as determined in the Pricing Supplement.
Sub-Agent:	Edenor can appoint a sub-agent for the placement of the Notes in the Pricing Supplement.
Register Agent and Paying Agent:	Caja de Valores S.A.
Listing and Negotiation:

Authorization for listing and/or negotiation of the Notes can be done at any regulated stock exchange or market in the country (including, without limitation, the BCBA and the Open Electronic Market (the “MAE”)).

Applicable Law:	Argentina
Jurisdiction:

The General Arbitration Tribunal of the BCBA or any future tribunal created in the BCBA in accordance with Article 38 of the Decree No. 677/01. Notwithstanding, the investors have the right to file complaints with any relevant judicial court. In addition, in the cases in which the applicable laws establish the accumulation of shares set up with identical purpose before a single court, the accumulation will take place before the arbitration court of the BCBA.

Enforcement Proceedings:

The Notes will be issued in accordance with the Law of Bonds and will constitute “bonds” in accordance with the provisions set forth therein and will enjoy all the rights established therein. In particular, in accordance with Article 29 of such Law, in the case of the Company’s breach of the payment of any amount owed under the Notes, the holders of the Notes can initiate enforcement proceedings before the relevant courts of Argentina to claim the payment of the amounts owed by the Company. The note holders can initiate enforcement proceedings before the relevant judicial court of Argentina to claim the payment of the amounts owed by the Company.

Since the Notes are certified, the Registration and Payment Agent can issue a certificate of ownership in favor of the registered holders as requested, and the holders can initiate use such certificates to initiate the aforementioned enforcement proceedings.

Underwriting Method:	As described under “Distribution Plan” in the Pricing Supplement.

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The President expresses that, in anticipation of a possible issuance of the Notes, the Company has submitted a draft of the updates to the Prospectus of the Program to the CNV, including accounting and financial information and other relevant information of the Company up to December 31, 2008 ( the “New Prospectus of the Program”), as the first version of the pricing supplement corresponding to the Notes (the “Pricing Supplement”) (which have been circulated among the Directors prior to this meeting), having presented, subsequently, before the BCBA and the MAE (i) the update of the Program Prospectus in anticipation of future issuances of notes of the Program and for which the Company requested the authorization for listing and/or negotiation with such entities, and (ii) the Pricing Supplement, to request the authorization of said entities for the listing and/or negotiation of the Notes in such markets. Mr. President proposes: (a) the approval of the issuance of the Notes at a nominal value of up to Ps.150,000,000; (b) the approval of the General Terms and Conditions of the Notes; (c) to ratify the filing of the New Program Prospectus and the Pricing Supplement with the CNV, the BCBA and the MEA; (d) the approval of the designation of Banco Comafi S.A. and Macro Securities S.A. (and/or any of their respective affiliates) as “managers” and “underwriting agents” in regard to the Notes, as agreed in all the contracts, agreements and any other documentation necessary and/or advisable to execute in the framework of the present issuance (including, without limitation, the corresponding mandate and the underwriting contract in regard to the Notes); (e) to delegate in favor of Alejandro Macfarlane, Marcos Marcelo Mindlin, Damián Miguel Mindlin, Gustavo Mariani, Luis Pablo Rogelio Pagano and Ricardo Torres (the “Executives”) the most extensive authority so that any of them can, (i) establish the date and timing of issuance (including, but not limited to, the issuance date, redemption and maturity date, term of the Notes, etc.) and effect any modification in the General Terms and Conditions of the Notes, the Pricing Supplement (including, but not limited to, the term and/or distribution plan), (ii) negotiate, approve and sign the contracts and any other documentation previously described in point (d), including but not limited to, any modification requested by any controlling organization; (f) authorize the executives and Jaime Barba, Diego Martín Salaverri, Tomás Arnaude, Pablo Salcedo, Rafael Espinosa and María Belén Gabutti (each, an “Attorney-in-fact”), so that each of them, individually, may sign in name and representation of the Company all the necessary documents in order to achieve the issuance of the Notes, including, but not limited to, the New Program Prospectus, the Pricing Supplement, the contacts aforementioned and/or any other document that needs to be endorsed for the issuance of said notes; (g) authorize the Attorneys-in-fact, acting individually, to complete the necessary and/or recommended presentations before the CNV and/or the stock exchange or self-regulated entities in which we request the listing and/or negotiation of the Notes, Caja de Valores S.A. and/or other organizations that might apply, in relation with the Notes, endorsing any document necessary and making all the necessary declarations and/or clarifications to obtain the required authorization for said organizations, and authorized to negotiate and or endorse all the contracts and documents necessary for the issuance, listing and/or custody of the Notes; (h) authorize the Attorneys-in-fact, acting individually, to complete the filings with the CNV and/or the stock exchanges or self-regulated entities in which we request the listing or negotiation of the Notes, Caja de Valores S.A. and/or other organizations that might apply, in light of the proceedings, each person individually having authority to respond on behalf of the Company in official proceedings, to advance the procedures and to complete any other procedures needed to obtain the approval of such organizations, endorsing any applicable documentation. The proposal of the President is approved unanimously. Mr. Alejandro Macfarlane; Gustavo Mariani; Rogelio Pagano; Maximiliano Fernández; Eduardo Llanos; Edgardo Volosín; Ricardo Torres; Diego Martín Salaverri; Luis Caputo; Eduardo O. Quiles; Daniel Abelovich; Jorge Roberto Pardo.

María Belén Gabutti

Edenor S.A.

Attorney-in-fact

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: April 17, 2009